Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purpose only and does not constitute an invitation or offer to Shareholders or any other persons to acquire, purchase or subscribe for any securities of the Company in Hong Kong, the United States or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession the information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdictions. Securities referred to in this announcement have not been issued, registered in accordance with any securities laws and regulations or allowed to be offered to public or to circulate in Hong Kong, the United States, or elsewhere. No representation is made that any such securities will be issued or so registered or allowed to be offered to the public or circulated in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration under the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements.

GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6128)

EXTENSION OF TIME TO RE-COMPLY WITH

RULES 3.10(1), 3.10A, 3.21 AND 13.92(2) OF

THE RULES GOVERNING THE LISTING OF SECURITIES

ON THE STOCK EXCHANGE

Reference is made to the announcements of Graphex Group Limited (the “Company”) dated (i) 14 January 2026 in relation to the passing away of Ms. Tam IP Fong Sin (“Ms. Tam”), an INED, the chairlady of the Nomination Committee and Remuneration Committee and a member of the Audit Committee, on 10 January 2025, (ii) 5 February 2026 in relation to the resignation of Mr. Wang Yuncai (“Mr. Wang”), an INED and a member of each of the Audit Committee, the Nomination Committee and the Renumeration Committee on 5 February 2026, and (iii) 25 March 2026 relating to the appointment of Mr. Zhao Aiyong (“Mr. Zhao”) as an Executive Director and Mr. Ren Chunyu (“Mr. Ren”) as an INED and member of each of the Audit Committee, the Nomination Committee and the Remuneration Committee, on 25 March 2026 (collectively the “Announcements”). Unless the context requires otherwise, capitalised terms used in this announcement shall have the same meaning as those defined in the Announcements.

As stated in the Announcement dated 25 March 2026, despite the appointment of Mr. Zhao as an Executive Director and Mr. Ren as an INED and a member of each of the Audit Committee, the Remuneration Committee and the Nomination Committee, the Company still has not met (i) the minimum number of INEDs required under Rule 3.10(1) and 3.10A of the Listing Rules; (ii) the minimum number of members in the audit committee required under Rule 3.21 of the Listing Rules; and (iii) the requirement under Rule 13.92(2) of the Listing Rules which stipulates that the board of the issuer must have directors of different genders.

The Company has been using all reasonable endeavours to try to locate suitable candidate to fill up the vacancy on the Board and Board committees shortly after the passing away of Ms. Tam on 10 January 2026. Unexpectedly, the number of vacancies on the Board and Board committees was increased by the resignation of Mr. Wang on 5 February 2026, resulting the Company having to double its effort in locating suitable candidates to fill up those vacancies within the three months period until 9 April 2026 as provided by the Listing Rules. In March 2026, a female candidate was introduced to the Board by one Director to fill up the vacancy of INED. However, having considered her background, it was concluded by the Board that she was not a suitable candidate to be appointed by the Company as INED to fill up the vacancy. Otherwise, the Company would have appointed her as INED and members of each of the Audit Committee, the Remuneration Committee and the Nomination Committee on 25 March 2026 simultaneously with the appointment of Mr. Zhao as an Executive Director and Mr. Ren as an INED.

As additional time is required for the Company to identify suitable candidate and complete the selection and nomination procedures to fill up the remaining vacancy of INED, the Company has applied for, and the Stock Exchange has granted to the Company, a waiver to extend the grace period from 9 April 2026 to 30 June 2026 to appoint a female INED to re-comply with the requirements under Rules 3.10(1), 3.10A, 3.21 and 13.92(2) of the Listing Rules.

The Company will use its best endeavor to appoint suitable female candidate to full up the remaining INED vacancy. Further announcement will be made as and when appropriate and in accordance with the Listing Rules.

By order of the Board
Graphex Group Limited
Lau Hing Tat Patrick
Chairman
Hong Kong, 16 April 2026

As at the date of this announcement, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross, Mr. Qiu Bin and Mr. Zhao Aiyong; the non-executive Director is Mr. Ma Lida; and the independent non-executive Director are Mr. Liu Kwong Sang and Mr. Ren Chunyu.

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